UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on asset sale in Potiguar Basin

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Rio de Janeiro, December 27, 2021 - Petróleo Brasileiro S.A. - Petrobras, following up on the releases disclosed on July 09, 2021 and August 09, 2021, informs that today it signed a contract with Aguila Energia e Participações Ltda (Aguila) for the assignment, together with Sonangol Hidrocarbonetos Brasil Ltda (Sonangol), of the total interest of both companies in the onshore exploratory block POT-T-794, belonging to the BT-POT-55A concession, located in the Potiguar Basin, in the state of Rio Grande do Norte.

The sale amount is US$ 750 thousand, being (a) US$ 150 thousand paid on this date and; (b) US$ 600 thousand to be paid at the closing of the transaction. The amounts do not consider adjustments due until the closing of the transaction, which is subject to compliance with certain conditions precedent, such as approval by the National Petroleum, Natural Gas and Biofuels Agency (ANP).

This disclosure complies with the Petrobras' internal rules and with the provisions of the special procedure for assignment of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is aligned with the company's strategy of portfolio management and capital allocation improvement, aiming to maximize value and provide greater return to society. Petrobras is increasingly concentrating its resources on assets in deep and ultradeep waters, where it has shown a great competitive differential over the years, producing better quality oil and lower greenhouse gas emissions.

About the BT-POT-55A concession

The concession was acquired in 2006 in the 7th Bidding Round of Blocks held by the National Petroleum, Natural Gas and Biofuels Agency (ANP). Petrobras holds a 70% stake and Sonangol, the concession operator, holds the remaining 30% stake.

Two wells have been drilled by the consortium, one was a gas discovery well and the other was an appraisal well. There are no remaining Minimum Exploratory Program (MEP) commitments to be fulfilled.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer